Exhibit 1.1

The following table compares, for the periods indicated, the total and average trading volume in Spirent’s Ordinary shares on the London Stock Exchange (“LSE”) which is the Company’s primary trading market with total and average trading volume of Spirent American Depositary Shares (“ADSs”) on the New York Stock Exchange (“NYSE”).

Period	Ordinary shares/ LSE volume in period (000’s)	Average daily volume for Ordinary shares traded on the LSE in period (000’s)	ADS/ NYSE volume in period (1) (000’s)	Average daily volume for ADSs traded on the NYSE in period (1) (000’s)	NYSE Volumes as a percentage of total volume
May 2006	243,341.2	11,587.7	914.0	41.5	0.374%
June 2006	167,004.7	7,591.1	524.0	26.2	0.313%
July 2006	117,703.7	5,604.9	192.4	9.6	0.163%
August 2006	432,264.9	19,648.4	3,040.8	132.2	0.699%
September 2006	114,856.8	5,469.4	512.4	25.6	0.444%
October 2006	176,798.0	8,036.3	1,692.0	76.9	0.948%
November 2006	97,748.3	4,443.1	409.2	19.5	0.417%
December 2006	96,919.4	5,101.0	467.6	23.4	0.480%
January 2007	136,911.4	6,223.2	406.0	20.3	0.296%
February 2007	82,580.7	4,129.0	452.8	25.2	0.545%
March 2007	177,246.7	8,056.7	533.6	28.1	0.300%
April 2007	140,818.9	7,411.5	774.4	48.4	0.547%
Recent 12 Month Period:	1,984,194.7	7,842.7	9,919.2	41.2	0.497%

1.                  For the purposes of comparing like-for-like, ADS volumes have been converted into their equivalent in Ordinary shares, as each ADS is equivalent to four Spirent Ordinary shares.  Actual trading volume in Spirent’s ADSs on NYSE over the recent 12 month period was 2,479,800 ADSs traded in total.